SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/19/16

1. NAME OF REPORTING PERSON
Bulldog Investors, LLC

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
2,073,331

8. SHARED VOTING POWER
1,864,542

9. SOLE DISPOSITIVE POWER
2,073,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,864,542

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,937,873 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.64%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
2,073,331

8. SHARED VOTING POWER
1,864,542

9. SOLE DISPOSITIVE POWER
2,073,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,864,542

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,937,873 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.64%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
2,073,331

8. SHARED VOTING POWER
1,864,542

9. SOLE DISPOSITIVE POWER
2,073,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,864,542

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,937,873 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.64%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________

1. NAME OF REPORTING PERSON
Steven Samuels

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
2,073,331

8. SHARED VOTING POWER
1,864,542

9. SOLE DISPOSITIVE POWER
2,073,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,864,542

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,937,873 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.64%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13D
filed May 15, 2015. Except as specifically set forth
herein,  the Schedule 13D remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See 6 exhibits  - Letters to the independent directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on November 16, 2015, there were 51,559,671 shares of common stock outstanding as of November 11, 2015. The percentages set forth herein were derived using such number.  Phillip Goldstein, Andrew Dakos and
Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of January 22, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 3,937,873 shares of HIL (representing 7.64% of HIL's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 3,937,873 shares of HIL include 2,073,331 shares (representing 4.02% of HIL's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein,
Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West
Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund,
Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity
Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 3,937,873 shares of HIL beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of
Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,864,542 shares (representing 3.62% of HIL's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 2,073,331 shares.
Bulldog Investors, LLC has shared power to dispose of and vote 1,864,542 shares.
Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of HIL's shares) share this power with Bulldog Investors, LLC.  Messrs.
Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.

c) Since the last filing on 12/21/15 no shares of HIL were purchased or sold.

d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
6 Exhibits

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/25/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.